Filed by The Lion Electric Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Northern Genesis Acquisition Corp.
File number: 001-39451

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 30, 2020

NORTHERN GENESIS ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39451	85-2097939
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

4801 Main Street, Suite 1000 Kansas City, MO	64112
(Address of principal executive offices)	(Zip Code)

(816) 983-8000
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	NGA.U	New York Stock Exchange
Common Stock, par value $0.0001 per share	NGA	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	NGA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Business Combination Agreement and Plan of Reorganization

On November 30, 2020, Northern Genesis Acquisition Corp., a Delaware corporation (the “Company” or “NGA”), The Lion Electric Company, a corporation existing under the Business Corporations Act (Québec) (“Lion Electric”), and Lion Electric Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Lion Electric (“Merger Sub”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with the Company surviving the Merger as a wholly owned subsidiary of Lion Electric (the “Surviving Corporation”).

Conversion of Securities

Immediately prior to the effective time of the Merger (the “Effective Time”), Lion Electric will implement a reorganization (the “Lion Electric Pre-Closing Reorganization”), which will include a split of the common shares of Lion Electric (the “Lion Electric Common Shares”) whereby each Lion Electric Common Share immediately prior to such share split will be converted into 4.1289 Lion Electric Common Shares immediately following such share split (the “Company Split Adjustment”) and the amendment and restatement, effective as of the Effective Time, of Lion Electric’s articles and bylaws.

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Lion Electric, Merger Sub or any of the holders of any of their securities:

●	the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

●	each share of common stock of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and Redemption Shares, each as defined below) will be converted into the right to receive from Lion Electric the number of fully-paid and nonassessable Lion Electric Common Shares (after giving effect to the Company Split Adjustment) equal to an exchange ratio (the “Exchange Ratio”), which will initially be one (1) but will be subject to customary adjustments pursuant to the Business Combination Agreement for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalization, reclassification, combination, exchange of shares or like changes occurring after the Company Split Adjustment (the “Per Share Merger Consideration”);

●	all such shares of Company Common Stock, when so converted, will cease to be outstanding and will automatically be canceled and cease to exist, and each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than Excluded Shares and Redemption Shares) will cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration;

●	the Surviving Corporation will issue to Lion Electric one share of common stock of the Surviving Corporation for each share of Company Common Stock issued as Per Share Merger Consideration;

●	all shares of Company Common Stock held by the Company as treasury shares immediately prior to the Effective Time and not held on behalf of third parties (collectively, “Excluded Shares”) will automatically be canceled and cease to exist as of the Effective Time, and no consideration will be delivered in exchange therefor;

●	each share of Company Common Stock issued and outstanding immediately prior to the Effective Time with respect to which a Company stockholder has validly exercised its redemption rights under the Company’s Certificate of Incorporation (“Redemption Rights”) will be redeemed at the Effective Time (the “Redemption Shares”), will not be entitled to receive the Per Share Merger Consideration, and will be converted into the right to receive from NGA, in cash, an amount per share calculated in accordance with such stockholder’s Redemption Rights (such amount, the “Redemption Payment”), and NGA or the Surviving Corporation will make such cash payments at or as promptly as practical after the Effective Time;

●	as of the Effective Time, all Redemption Shares will cease to be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a Redemption Share (or related certificate or book-entry share) will cease to have any rights with respect thereto, except the right to receive the cash payment in respect thereof from NGA or the Surviving Corporation referred to in the immediately preceding sentence;

●	at the Effective Time and in accordance with Section 4.5 of the Warrant Agreement dated August 7, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Company Warrant Agreement”), each warrant to purchase Company Common Stock under the Company Warrant Agreement (“Company Warrant”), to the extent then outstanding and unexercised, will automatically, without any action on the part of its holder, be converted into a warrant to acquire a number of Lion Electric Common Shares at an adjusted exercise price per share, in each case, as determined in accordance with the following (each resulting warrant, an “Assumed Warrant”):

o	each Assumed Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding Company Warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Proposed Transactions;

o	effective as of the Effective Time: (A) each Assumed Warrant will be exercisable solely for Lion Electric Common Shares; (B) the number of Lion Electric Common Shares subject to each Assumed Warrant will be equal to (1) the number of shares of Company Common Stock subject to the applicable Company Warrant multiplied by (2) the Exchange Ratio; (C) the per share exercise price for the Lion Electric Common Shares issuable upon exercise of such Assumed Warrant will be equal to (x) the per share exercise price for the shares of Company Common Stock subject to the applicable Company Warrant, as in effect immediately prior to the Effective Time, divided by (y) the Exchange Ratio, rounding the resulting exercise price up to the nearest whole cent; and (D) if the aggregate number of Lion Electric Common Shares that a holder of any Assumed Warrants would be entitled to receive upon any exercise of any Assumed Warrants would otherwise include a fraction of a Lion Electric Common Share, then upon such exercise, the aggregate number of Lion Electric Common Shares to be issued to such holder as a result of the exercise of all such Assumed Warrants so exercised will be rounded up to the nearest whole number;

o	Lion Electric will take all corporate action necessary to reserve for future issuance, and will maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of Lion Electric Common Shares for delivery upon the exercise of such Assumed Warrants; and

o	to the extent that any Company Common Stock and Company Warrants comprising a single unit of the Company (“Company Unit”) have not previously been detached, such detachment shall occur automatically, effective immediately prior to the conversions contemplated above, such that a holder of a Company Unit will be deemed to hold one share of Company Common Stock and one-half of one Company Warrant and such underlying constituent securities shall be converted as described above, provided that if upon detachment, a holder of Company Warrants would hold a fractional Company Warrant, then prior to such conversion the number of such Company Warrants will be rounded down to the nearest whole number.

Stock Exchange Listing

Lion Electric will use its reasonable best efforts to cause the Lion Electric Common Shares to be issued in connection with the Proposed Transactions to be approved for listing on the New York Stock Exchange under the new ticker symbol “LEV” at the closing of the Merger (the “Closing”). Until the Closing, NGA will use its reasonable best efforts to keep the Company Units, Company Common Stock and Company Warrants listed for trading on the New York Stock Exchange.

Nomination Rights Agreement

In connection with the Closing, Lion Electric, Power Energy Corporation (“PEC”) and 9368-2672 Québec Inc. (“9368-2672”), a holding company controlled by Marc Bedard, Founder – CEO of Lion Electric, will enter into a Nomination Rights Agreement (the “Nomination Rights Agreement”), pursuant to which each of PEC and 9368-2672 will be granted certain rights to nominate members of the board of directors of Lion Electric so long as it holds a requisite percentage of the total voting power of Lion Electric.

The foregoing description of the Nomination Agreement is qualified in its entirety by reference to the full text of the form of Nomination Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, Lion Electric will enter into a Registration Rights Agreement with PEC and 9368-2672 (the “Registration Rights Agreement”). The Registration Rights Agreement, subject to the terms thereof, will require Lion Electric to, among other things, file a resale shelf registration statement on behalf of PEC or 9368-2672 upon demand by any such shareholder so long as PEC or 9368-2672, as applicable, holds the requisite percentage of the total voting power of Lion Electric. The Registration Rights Agreement will also provide for certain demand rights and piggyback registration rights to in favor of each of PEC and 9368-2672 so long as it holds the requisite percentage of the total voting power of Lion Electric, subject to customary underwriter cutbacks. Lion Electric will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Closing

The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or, if permissible, waiver of all of the closing conditions.

Exclusivity

From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing and (b) the termination of the Business Combination Agreement, Lion Electric will not, and will cause its representatives not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate or encourage, or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), concerning (A) any sale of any material portion of the assets of Lion Electric and Lion Electric subsidiaries on a consolidated basis, (B) any sale of any material portion of the outstanding voting securities of the Lion Electric or any Lion Electric subsidiary or (C) any arrangement, merger, amalgamation, share exchange, consolidation, liquidation, dissolution, business combination or similar transaction involving Lion Electric or any of Lion Electric subsidiaries other than with the Company or in connection with the Lion Electric Pre-Closing Reorganization (an “Alternative Transaction”), (ii) amend or grant any waiver or release under any standstill or similar agreement executed by Lion Electric or any Lion Electric subsidiary with respect to any class of equity securities of Lion Electric or any Lion Electric subsidiary; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend any Alternative Transaction; (iv) enter into any agreement regarding any Alternative Transaction or that could reasonably lead to an Alternative Transaction; (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; or (vi) resolve or agree to do any of the above or otherwise permit any of its representatives to take any such action. Lion Electric will, and will cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person with respect to any Alternative Transaction.

From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing and (b) the termination of the Business Combination Agreement, the Company will not, and will cause its representatives not to, directly or indirectly, (i) enter into, solicit, initiate, encourage or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning (A) any sale of any material portion assets of the Company, (B) any sale of any material portion of the outstanding voting securities of the Company or (C) any arrangement, merger, amalgamation, share exchange, consolidation, liquidation, dissolution, business combination or similar transaction involving the Company other than with Lion Electric (a “Company Alternative Transaction”), (ii) approve, endorse or recommend or proposed publicly to approve endorse or recommend, any Company Alternative Transaction; (iii) enter into any agreement regarding any Company Alternative Transaction or that could reasonably be expected to lead to a Company Alternative Transaction; (iv) commence, continue or renew any due diligence investigation regarding any Company Alternative Transaction; or (v) resolve or agree to do any of the above or otherwise permit any of its representatives to take any such action. The Company will, and will cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person with respect to any Company Alternative Transaction.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) the Company and (b) Lion Electric and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Conditions to Closing

The obligations of each of NGA, Lion Electric and Merger Sub to consummate the business combination are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of each of the following mutual conditions:

●	the Business Combination Agreement and the Merger (the “NGA Transaction Proposals”) shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company in accordance with the Joint Proxy Statement/Prospectus (as defined below), the Delaware General Corporation Law and the Company’s organizational documents;

●	no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the business combination illegal or otherwise prohibiting consummation of the business combination;

●	all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the business combination under the HSR Act shall have expired or been terminated;

●	the Registration Statement (as defined below) of which the Joint Proxy Statement/Prospectus forms a part shall have been declared effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the Securities and Exchange Commission (“SEC”);

●	the Lion Electric Common Shares to be issued pursuant to the Business Combination Agreement shall have been approved for listing on the New York Stock Exchange, or another national securities exchange mutually agreed to by NGA and Lion Electric, as of the Closing, subject only to official notice of issuance thereof;

●	The Autorité des marches financiers shall have cleared, for filing, a final non-offering Canadian prospectus in respect of Lion Electric;

●	the Company shall have at least $5,000,001 of net tangible assets following payment of any Redemption Payments; and

●	the Lion Electric Pre-Closing Reorganization shall have been implemented.

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

●	the representations and warranties of Lion Electric and Merger Sub contained in the sections in the Business Combination Agreement titled (a) “Organization and Qualification; Subsidiaries,” (b) “Capitalization” (other than certain provisions in such section as described below), (c) “Authority Relative to the Business Combination Agreement” and (d) “Brokers” shall each be true and correct in all material respects as of the date of the Business Combination Agreement and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date). Certain of the representations and warranties of Lion Electric contained in the section titled “Absence of Certain Changes or Events” in the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and the Effective Time. Certain of the representations and warranties in the section titled “Capitalization” in the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with the Business Combination Agreement), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, result in the business combination having a greater dilutive effect on NGA stockholders (other than a de minimis effect due to a bona fide error) or be reasonably expected to result in more than an immaterial additional cost, expense or liability to Lion Electric, the Company, Merger Sub or any of their respective affiliates. The other representations and warranties of Lion Electric contained in the Business Combination Agreement shall be true and correct in all respects (without giving effect to any “materiality,” Lion Electric material adverse effect or similar qualifiers contained in any such representations and warranties) as of the date of the Business Combination Agreement and as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Lion Electric material adverse effect;

●	Lion Electric and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

●	Lion Electric shall have delivered to the Company a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

●	no Lion Electric material adverse effect shall have occurred between the date of the Business Combination Agreement and the Effective Time and be continuing;

●	the Lockup Agreements between Lion Electric and certain shareholders of Lion Electric shall be in full force and effect; and

●	Lion Electric shall have delivered acknowledgements, from all parties thereto, that certain agreements between Lion Electric and certain of its shareholders, or specified rights or provisions thereunder, have been terminated or will automatically terminate or cease to be effective upon the Effective Time.

The obligations of Lion Electric and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

●	the representations and warranties of the Company contained in the sections in the Business Combination Agreement titled (a) “Corporate Organization” (b) “Capitalization”, (c) “Authority Relative to the Business Combination Agreement”, (d) “Brokers” and (e) “Registration and Listing” shall each be true and correct in all material respects as of the date of the Business Combination Agreement and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date). Certain of the representations and warranties of the Company contained in the section titled “Business Activities; Absence of Certain Changes or Events” in the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and the Effective Time. Certain of the representations and warranties in the section titled “Capitalization” in the Business Combination Agreement shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with the Business Combination Agreement), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than an immaterial additional cost, expense or liability to Lion Electric, the Company, Merger Sub or any of their respective affiliates. The other representations and warranties of the Company contained in the Business Combination Agreement shall be true and correct in all respects (without giving effect to any “materiality,” the Company material adverse effect or similar qualifiers contained in any such representations and warranties) as of the date of the Business Combination Agreement and as of the Effective Time as though made on and as of such date and time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company material adverse effect;

●	the Company shall have performed or complied in all material respects with all other agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

●	the Company shall have delivered to Lion Electric a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

●	no Company material adverse effect shall have occurred between the date of the Business Combination Agreement and the Effective Time and be continuing;

●	the Stockholder Support Agreement (as defined below) shall be in full force and effect;

●	the Company shall have made all necessary and appropriate arrangements with the Continental Stock Transfer & Trust Company, acting as trustee, to have all of the funds in the trust fund established by the Company for the benefit of its public stockholders (the “Trust Account”) disbursed to the Company immediately prior to the Effective Time, and all such funds released from the Trust Account shall be available to the Company;

●	the amount of funds in the Trust Account, plus all other cash of the Company, plus (x) the aggregate amount of cash proceeds received by Lion Electric in connection with the consummation of the PIPE (as defined below), minus (y) the aggregate amount of cash proceeds that will be required for payment of Redemption Payments, if any, minus (z) the aggregate amount of all costs incurred by the Company that remain unpaid immediately prior to the Closing, shall equal or exceed $200,000,000;

●	the sale and issuance of Lion Electric Common Shares in connection with the PIPE shall have been consummated prior to or in connection with the Effective Time; and

●	at least ten (10) days prior to the Closing, the Company shall have delivered to Lion Electric in a form reasonably acceptable to Lion Electric, a properly executed certification that shares of the Company Common Stock are not “United States real property interests” in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with a notice to the IRS (which shall be filed by Lion Electric with the IRS at or following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

Termination

The Business Combination Agreement may be terminated, and the Proposed Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Proposed Transactions by the stockholders of the Company, as follows:

●	By mutual written consent of the Company and Lion Electric;

●	By the Company or Lion Electric, if (i) the Effective Time will not have occurred prior to the date that is 180 days after the date of the Business Combination Agreement (the “Outside Date”) (subject to extension for the duration of any increase in the HSR review period pursuant to a change in law), unless such party is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of a condition to the Merger on or prior to the Outside Date; (ii) any governmental order has become final and nonappealable and has the effect of making consummation of the Proposed Transactions illegal or otherwise preventing or prohibiting consummation of the Proposed Transactions, including the Merger; or (iii) any of the NGA Transaction Proposals fail to receive the requisite vote for approval at the meeting of the Company’s stockholders;

●	By the Company, if there is a breach of any representation, warranty, covenant or agreement on the part of Lion Electric and Merger Sub set forth in the Business Combination Agreement, or if any such representation or warranty has become untrue, in either case such that the related condition to the Merger would not be satisfied (“Terminating Lion Electric Breach”); provided that the Company has not waived such Terminating Lion Electric Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided, however, that, if such Terminating Lion Electric Breach is curable by Lion Electric or Merger Sub, the Company cannot terminate the Business Combination Agreement on the basis of the Terminating Lion Electric Breach for so long as Lion Electric or Merger Sub (as applicable) continues to diligently exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by the Company to Lion Electric or Merger Sub; or

●	By Lion Electric, if there is a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any such representation or warranty has become untrue, in either case such that the related condition to the Merger would not be satisfied (“Terminating Company Breach”); provided that Lion Electric has not waived such Terminating Company Breach and Lion Electric or Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such Terminating Company Breach is curable by the Company, Lion Electric cannot terminate the Business Combination Agreement on the basis of the Terminating Company Breach for so long as the Company continues to diligently exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by Lion Electric to the Company.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void and there will be no liability under the Business Combination Agreement on the part of any party, except in the case of fraud or a willful material breach of the Business Combination Agreement prior to such termination.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Lion Electric or Merger Sub. In particular, the assertions embodied in representations and warranties by the Company, Lion Electric and Merger Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the Company, Lion Electric or Merger Sub.

Stockholder Support and Lock-Up Agreement

In connection with the Business Combination Agreement, the Company, Lion Electric, and Northern Genesis Sponsor LLC (the “Sponsor”) entered into the Stockholder Support and Lock-Up Agreement (the “Stockholder Support Agreement”) pursuant to which Sponsor agreed to vote all of its shares of Company Common Stock in favor of the approval and adoption of the Proposed Transactions. Additionally, Sponsor agreed, among other things, not to (a) transfer any of its shares of Company Common Stock or Company Warrants, or any Lion Electric Common Shares or Assumed Warrants acquired in exchange therefor pursuant to the Proposed Transactions, for certain periods of time as set forth in the Stockholder Support Agreement, subject to certain customary exceptions or (b) enter into any voting arrangement that is inconsistent with the commitment under the Stockholder Support Agreement to vote in favor of the approval and adoption of the Proposed Transactions.

The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, on November 30, 2020, the Company and Lion Electric entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and Lion Electric agreed to sell to the Subscribers, an aggregate of 20,000,000 Lion Electric Common Shares (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $200,000,000, in a private placement (the “PIPE”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the concurrent consummation of the Proposed Transactions. The purpose of the PIPE is to raise additional capital for use by Lion Electric following the Closing.

Pursuant to the Subscription Agreements, Lion Electric agreed that, within 15 business days after the consummation of the Proposed Transactions, Lion Electric will file with the SEC (at Lion Electric’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies Lion Electric that it will “review” the PIPE Resale Registration Statement) following the Closing and (ii) the 10th business day after the date Lion Electric is notified (orally or in writing, whichever is earlier) by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On November 30, 2020, the Company and Lion Electric issued a joint press release announcing the execution of the Business Combination Agreement and announcing that the Company and Lion Electric will hold a conference call on November 30, 2020 at 8:30 am Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call and a telephone replay, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that the Company and Lion Electric used for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Proposed Transactions. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

In connection with the Proposed Transactions, Lion Electric intends to file a registration statement on Form F-4  (the “Registration Statement”) with the SEC, which will include a proxy statement of the Company in connection with the Company’s solicitation of proxies for the vote by its stockholders with respect to the transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the registration of the securities to be issued by Lion Electric to the Company’s stockholders in connection with the transaction. After the Registration Statement has been filed and declared effective, the Company will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders of the Company and other interested parties are urged to read, when available, the Registration Statement, any amendments thereto and other any other documents filed with the SEC, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”), because they will contain important information about Lion Electric, the Company and the Proposed Transactions. Investors and security holders of the Company may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by the Company and Lion Electric through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Northern Genesis Acquisition Corp., 4801 Main Street, Suite 1000, Kansas City, MO 64112 or (816) 983-8000. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

Participants in the Solicitation

The Company and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the Company’s stockholders in respect of the Proposed Transactions. Lion Electric and its officers and directors may also be deemed participants in such solicitation. Information regarding the Company’s directors and executive officers is available under the heading “Management” in its final prospectus dated August 17, 2020 filed with the SEC on August 18, 2020 (the “Company IPO Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of their stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC in connection with the Proposed Transactions when they become available. Stockholders, potential investors and other interested persons should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. No offer of securities, other than with respect to the PIPE, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

All statements other than statements of historical facts contained in this Current Report on Form 8-K constitute “forward-looking statements” (which shall include forward-looking information within the meaning of Canadian securities laws) within the meaning of Section 27A of the Securities Act. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the transaction, including with respect to timing and closing thereof, the ability to consummate the transaction, the benefits of the transaction, the ability to satisfy the Cash Condition, the completion of the PIPE, estimates and forecasts of financial and other performance metrics, visibility on potential orders and business relationships, sufficiency and use of funds following completion of the proposed transaction, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Lion Electric’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of the Lion Electric’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Lion Electric’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Lion Electric and the Company, and are based on a number of assumptions, as well as other factors that Lion Electric and the Company believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Lion Electric’s vision, business, objectives, plans and strategies will be achieved. Many risks and uncertainties could cause Lion Electric’s actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including any adverse changes in the U.S. and Canadian general economic, business, market, financial, political and legal conditions; Lion Electric’s inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs; Lion Electric’s inability to execute its growth strategy; Lion Electric’s inability to maintain its competitive position; Lion Electric’s inability to reduce its costs of supply overtime; any inability to maintain and enhance Lion Electric’s reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; the risk that a condition to closing of the transaction (including the obtention of the Company’s stockholders approval) may not be satisfied; the failure to realize the anticipated benefits of the proposed transaction; the amount of redemption requests made by the Company’s public stockholders; the risk that the proposed transaction disrupts Lion Electric’s or the Company’s current plans and operations as a result of the announcement of the transaction; the outcome of any legal proceedings that may be instituted against Lion Electric or the Company following announcement of the transaction; the inability of the parties to successfully or timely consummate the proposed transaction; and those factors discussed in the Company’s IPO Prospectus, and any subsequently filed Quarterly Report on Form 10 Q, in each case, under the heading “Risk Factors,” and other documents of the Company filed, or to be filed, with the SEC, as well as any documents to be filed by Lion Electric in accordance with applicable securities laws. These factors are not intended to represent a complete list of the factors that could affect Lion Electric, and there may be additional risks that neither the Company nor Lion Electric presently know or that the Company and Lion Electric currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Lion Electric’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and Lion Electric anticipate that subsequent events and developments will cause the Company’s and Lion Electric’s assessments to change. However, while the Company and Lion Electric may elect to update these forward-looking statements at some point in the future, the Company and Lion Electric have no intention and undertake no obligation to do so except as required by applicable law. These forward-looking statements should not be relied upon as representing the Company’s and Lion Electric’s assessments as of any date subsequent to the date of this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
2.1*	Business Combination Agreement and Plan of Reorganization, dated as of November 30, 2020, by and among Lion Electric, Merger Sub and the Company.
10.1	Stockholder Support Agreement, dated as of November 30, 2020, by and among Lion Electric, the Company, the Sponsor and the stockholders of the Company named therein.
10.2	Form of Subscription Agreement.
99.1	Press Release, dated November 30, 2020.
99.2	Conference Call Script.
99.3	Investor Presentation.

*	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 30, 2020

NORTHERN GENESIS ACQUISITION CORP.

By:	/s/ Ken Manget
Name: Ken Manget
Title: Chief Financial Officer